

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 16, 2017

Michael Barron
Chief Executive Officer
X Rail Enterprises, Inc.
9480 S. Eastern Ave. Suite 205
Las Vegas, NV 89123

> **Re: X Rail Enterprises, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 2, 2017**
> **File No. 333-218746**

Dear Mr. Barron:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 3, 2017 letter.

General

1. We note your press release dated July 25, 2017 announcing a $10 million Stock Purchase agreement with GHS Investments LLC. Please file this agreement as an exhibit to the registration statement and describe its material terms or advise.

2. Please update your financial statements and consent in accordance with Article 8-08 of Regulation S-X.

Unaudited Interim Financial Statements for the Quarterly Period Ended March 31, 2017

Note 3 – Property and Equipment, page 52

3. We note your response to our prior comment 9 that no depreciation has been taken on the rail cars because the X Wine Railroad used leased cars. In this regard, please explain why no disclosure has been provided regarding such leased assets and revise your footnotes to the financial statements to include the disclosures required by ASC 840-20-50 assuming the leased rail cars are under operating leases.

4. We note you have recorded rail cars (not in service) of $839,460, $833,160 and $750,000 on your balance sheets as of March 31, 2017, December 31, 2016 and 2015, respectively with no accumulated depreciation recorded to date. For each period presented, please describe for us in detail the facts and circumstances surrounding why depreciation on your rail cars has not commenced and why you believe your accounting treatment is appropriate. Depreciation should begin when the property is available and ready for use. As part of your response, please cite relevant authoritative accounting guidance which supports the basis for your conclusion. Please be detailed in your response to us.

Financial Statements for the Year Ended December 31, 2016

Notes to the Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 62

5. We note your response to our prior comment 10. Please revise your footnote to include information required by ASC 280-10-50-21a.

6. We note your revised footnote in response to our prior comment 11, which includes a statement that there is substantial doubt about your ability to continue as a going concern one year after the March 31, 2017 financial statements. Please be advised that your statement should be based upon one year after the date the financial statements were issued not as of the latest balance sheet date. Financial statements are considered issued when they are widely distributed to shareholders and other financial statement users for general use and reliance in a form and format that complies with GAAP. Please revise notes to your financial statements and interim financial statements accordingly.

Note 8 – Income Taxes, page 67

7. We note your response to our prior comment 13 but do not consider your revisions to fully address our comment. In this regard, please provide the disclosures required by public entities, specifically ASC 740-10-50-6 and 50-12.

You may contact Amy Geddes at (202) 551-3304 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor
Office of Transportation and Leisure

cc: Jeff Cahlon, Esq.
        Sichenzia Ross Ference Kesner LLP